Exhibit 99.1

IMRIS Announces Waiver and Amendment Agreement and Repricing of Warrants

MINNEAPOLIS, Sept. 24, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced it has entered into a Waiver and Amendment Agreement with Deerfield Management Company, L.P. ("Deerfield") with respect to the Facility Agreement dated as of September 16, 2013.  Deerfield has agreed to waive the enforcement of the requirement under the Facility Agreement that the Company have cash and cash equivalents at the end of any calendar quarter greater than $7,500,000 for the period commencing July 1, 2014 and ending September 30, 2014.

In the ordinary course of its business, as a result of the high dollar value associated with each of the Company's sales, the timing of cash receipts and revenues recorded from quarter to quarter vary significantly.  There is uncertainty in the amount of accounts receivable that will be collected by September 30, 2014, therefore, the Company proactively sought the waiver so as to avoid a potential breach of the requirement.

On September 16, 2013, pursuant to the Facility Agreement, Deerfield was issued warrants to purchase 6.1 million shares of IMRIS common stock at an exercise price of $1.94 per share. In connection with the waiver, the Company has agreed to change the exercise price of the warrants to $0.70 per share, representing the closing trading price of the common shares on NASDAQ as of September 23, 2014.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

About Deerfield

Deerfield is an investment management firm, committed to advancing healthcare through investment, information and philanthropy. For more information about Deerfield, please visit www.deerfield.com

Cautionary Note Regarding Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations, including statements or assumptions about the ability of IMRIS to meet its cash requirements, IMRIS' ability to collect accounts receivable expediently or at all, IMRIS' growth prospects, and any other statements regarding the IMRIS' objectives (and strategies to achieve such objectives), future expectations, beliefs, goals or prospects. In some cases, forward-looking statements can be identified by terminology such as "anticipate", "may", "expect", "believe", "prospective", "continue" or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Jeffery Bartels
Director-Finance
IMRIS Inc.
Tel: 763-203-6328
Email: jbartels@imris.com

CO: IMRIS Inc.

CNW 11:59e 26-SEP-14